December 30, 1997


Securities & Exchange Commission
Division of Investment Management
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, DC  20549

RE:  Spirit of America Investment Fund, Inc.
      File Nos. 811-08231, 333-27925

To whom it may concern:

I, David Lerner, propose to acquire as a separate series of shares:

     10,000 shares of common stock (the "Shares") for Spirit of America Investment Fund, Inc. at a purchase price of $10.00 per share

These Shares will be issued in a private offering prior to the effectiveness of the Form N-1A Registration Statement filed by Spirit of America Investment Fund, Inc. under the Securities Act of 1933. The Shares are being purchased pursuant to Section 14 of the Investment Act of 1940 to serve as the seed money for the Fund prior to the commencement of the public offering of its shares.

In connection with such purchase, I understand that :(i) as the purchaser, I intend to acquire the Shares for my own account as the sole beneficial owner thereof and have no present intention of redeeming or reselling the Shares so acquired; and (ii) in the event any of the initial 10,000 Shares are redeemed during the first five years, the Fund may charge against my redemption proceeds a pro rata portion of any unamortized organizational expenses which would be borne by such Shares during the balance of the initial five year period were they not to be redeemed.

I consent to the filing of this Investment Letter as an exhibit to the Form N-1A Registration Statement of the Fund.

Sincerely,
/s/David Lerner
David Lerner